EXHIBIT 12.1

WESTERN GAS PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
thousands	2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$59,739	$495,729	$292,559	$203,379	$257,508
Add:
Fixed charges	123,680	87,892	64,806	48,871	31,689
Distributions from equity investees	98,298	81,022	22,136	20,660	15,999
Amortization of capitalized interest	2,375	2,095	934	485	294
Less:
Equity income, net	71,251	57,836	22,948	16,042	11,261
Capitalized interest	8,318	9,832	11,945	6,196	420
Net income before taxes attributable to noncontrolling interests	10,101	14,025	10,816	14,890	14,103
Earnings	$194,422	$585,045	$334,726	$236,267	$279,706
Fixed charges:
Interest expense, including capitalized interest	$122,190	$86,598	$63,742	$48,256	$31,221
Interest component of rent expense	1,490	1,294	1,064	615	468
Fixed charges	$123,680	$87,892	$64,806	$48,871	$31,689
Ratio of earnings to fixed charges	1.6x	6.7x	5.2x	4.8x	8.8x

These ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income, plus fixed charges to the extent they affect current year earnings, amortization of capitalized interest and distributed income of equity investees, then subtracting equity income, noncontrolling interests in pre-tax income from subsidiaries that did not incur fixed charges, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.